EXHIBIT 99.16

NEWS RELEASE DATED APRIL 26, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	26th April 2010

TASMAN ACQUIRES NEW RARE EARTH ELEMENT PROJECT AT OTANMÄKI IN FINLAND

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV – TSM; Frankfurt - T61; Pink Sheets - TASXF.   Mr Mark Saxon, President & CEO, announces the Company has increased its portfolio of rare earth element (REE) projects in Scandinavia, with the staking of the Otanmäki REE project in central Finland (Figure 1).  Tasman has acquired a 100% interest in 3 adjoining claim reservations Otanmäki 1, 2 and 3 which total 2626 hectares in size, and lie in a historic mining district 450 km north of the capital Helsinki.

The Otanmäki project secures for Tasman two REE - niobium (Nb) - zirconium (Zr) prospects, named Katajakangas and Kontioaho.  A total of 59 diamond drill holes for a total of 8,862 metres have been drilled within the claimed area.

“This new 100% owned acquisition in Finland adds another high merit advanced property to Tasman's Scandinavian portfolio of Norra Kärr (drilling of 26 holes continuing),  Bastnäs and Korsnäs, and reinforces Tasman’s position as a leader in the REE field in Europe.” said Mark Saxon, Tasman’s President & CEO.

Katajakangas and Kontioaho were discovered in 1982, following the identification of REE-bearing boulder trains by the Geological Survey of Finland (GTK).  The discoveries were followed up with various geochemical and geophysical methods, and with drill testing by Rautaruukki Oy between 1983 and 1985.  The REE mineralized horizon at Katajakangas was located by drilling in 1983, and at Kontioaho the year after.  Tasman has access to all previous publically available exploration data and drill core from GTK and Rautaruukki Oy.

Katajakangas is comprised of a number of REE mineralized horizons, the most persistent being up to 1.4 metres in thickness, and drill tested over a strike length of more than 850 metres.  The REE zone remains open along strike and at depth.  REE’s at Katajakangas is present as fergusonite, allanite and lesser columbite within a metasomatic altered interval of quartz-feldspar schist.

In 1985, Rautaruukki Oy reported a resource estimate at Katajakangas of 0.46 million tonnes at 2.71% TREO 0.76% Nb2O5, and 1.13 ZrO2 (TREO = total rare earth oxide; see table 1 for a complete list contributing of rare earth oxides).  The resource estimates are based on 14 diamond drill holes, drilled in 7 profiles 850 metres along strike and has been calculated to a vertical depth of 150 metres.  The resource estimate is based on a report titled “Katajakangas geologinen malmiarvio” by Rauno Hugg in 1985 of Rautaruukki Oy. Data is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards.  Tasman has not completed sufficient exploration to verify the estimates and is not treating them as National Instrument defined resources or reserves verified by a Qualified Person, and the historical estimate should not be relied upon.

Better drill intersections include:

R-14:                  1.40m @ 2.95% TREO, 0.87% Nb2O5 , 1.28% ZrO2 from 57.4m;

R-19:                  0.60m @ 3.60% TREO, 1.01% Nb2O5 , 0.98% ZrO2 from 79.0m;

R-20:                  0.80m @ 2.93% TREO, 0.86% Nb2O5 , 1.01% ZrO2 from 121.6m;

Kontioaho is situated 1.3km to the north-northeast of Katajakangas, where REE mineralization has been discovered within a 7-12 metre wide northwest trending alteration zone comprised of quartz, microcline, plagioclase, zircon and magnetite hosted within a quartz-feldspar schist.  The mineralized horizon shows up as a strong northwest-southeast trending ground magnetic anomaly that extends for more than 400 metres. The principal REE minerals at Kontioaho are allanite, fergusonite and xenotime.

Better drill intersections included:

R-9:                  6.90m @ 0.65% TREO, 0.10% Nb2O5 , 3.39% ZrO2 from 3.4m;

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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R-4:                  12.00m @ 0.51% TREO, 0.09% Nb2O5 , 2.45% ZrO2 from 79.8m;

R-3:                  11.30m @ 0.64% TREO, 0.15% Nb2O5 , 2.33% ZrO2 , from 188.2m;

“Tasman’s Otanmäki REE project is a strong addition for the Company, providing the combination of an extensive ground position and an historic resource in an area with well developed road and rail infrastructure.  Our Finnish team is compiling historic information, along with data from the historic Korsnäs REE-Pb mine” said Mark Saxon, Tasman’s President & CEO.  “In Sweden, drilling at the Norra Kärr REE-Zr is progressing well with hole 23 of a 26 hole program now in progress.  We anticipate the next batch of drilling results will be checked and available for reporting within several weeks.”

REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman holds numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

For more information regarding rare earth elements, see the Rare Metal Blog at www.treo.typepad.com/raremetalblog or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

	TREO%		Y2O3	La2O3	CeO2	Pr6O11	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb4O7	Dy2O3	Er2O3	Tm2O3	Yb2O3
Katajakangas	2.71	=	0.31	0.46	1.06	0.12	0.43	0.09	0.01	0.12	0.01	0.06	0.03	0.01	0.01
Kontioaho	0.59	=	0.14	0.07	0.19	0.02	0.09	0.02	0.01	0.02	0.00	0.01	0.01	0.00	0.01

Table 1: For Katajakangas, combination of the most significant REO% that contribute to the TREO value quoted in historical resource calculations by Rauno Hugg in 1985.  For Kontioaho, length weighted average of drilling results for the most significant REO’s that contribute to the TREO.  Rounding may cause totals not to sum.

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Figure 1: Location of the Otanmäki project. Finland